UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
I.           General Identifying Information

1.   Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☑           Merger

☐           Liquidation

☐           Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐           Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  HighMark Funds

3.    Securities and Exchange Commission File No.:  811-05059

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐           Initial Application                                            ☑            Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

350 California Street, Suite 1600
San Francisco, CA 94104

6.   Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gregory C. Davis, Esq.	Karen Seaman, Esq.
Ropes & Gray LLP	HighMark Capital Management, Inc.
Three Embarcadero Center	350 California Street, Suite 1600
San Francisco, CA 94111	San Francisco, CA 94104
(415) 315-6327	(415) 765-3616

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(a)
HighMark Capital Management, Inc., 350 California Street, San Francisco, CA 94104 (415-765-3616) (records relating to its function as investment adviser and administrator, including the Registrant’s Declaration of Trust, Code of Regulations and Minute Books).

(b)	Union Bank, N.A., 350 California Street, San Francisco, CA 94104 (415-765-3616) (records relating to its function as custodian).

(c)	HighMark Funds Distributors, LLC, 899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312 (415-765-3616) (records relating to its function as distributor).

(d)	Boston Financial Data Services, Inc., 2000 Crown Colony Drive, Quincy, MA 02169 (415-765-3616) (records relating to its function as transfer agent).

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

☑           Management company;

☐           Unit investment trust; or

☐           Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

☑           Open-end                      ☐           Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

    HighMark Capital Management, Inc.
350 California Street, Suite 1600
San Francisco, CA 94104

Bailard, Inc.
950 Tower Lane, Suite 1900
Foster City, CA 94404
(Sub-adviser for HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund)

Geneva Capital Management Ltd.
100 East Wisconsin Avenue, Suite 2550
Milwaukee, WI 53202
(Sub-adviser for HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund)

Ziegler Lotsoff Capital Management, LLC
20 North Clark Street, Suite 3400
Chicago, IL 60602
(Sub-adviser for HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund)

LSV Asset Management
155 North Wacker Drive, Suite 4600
Chicago, IL 60606
(Prior to October 31, 2011, sub-adviser for HighMark Small Cap Value Fund)

Aronson+Johnson+Ortiz, L.P.
230 South Broad Street, 20th Floor
Philadelphia, PA 19102
(Prior to May 1, 2010, sub-adviser for HighMark Large Cap Value Fund)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    HighMark Funds Distributors, LLC (formerly known as HighMark Funds Distributors, Inc.)
899 Cassatt Road, 400 Berwyn Park, Suite 110
Berwyn, Pennsylvania 19312

BNY Mellon Distributors Inc. (formerly known as PFPC Distributors, Inc.)
760 Moore Road
King of Prussia, PA 19406
(From January 1, 2008 through November 30, 2008)

13.   If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):  Not applicable

(b) Trustee's name(s) and address(es):  Not applicable

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes                      ☑  No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑  Yes                      ☐  No

If Yes, state the date on which the board vote took place:

March 29, 2013 (for the following series of HighMark Funds:  HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Enhanced Growth Fund, HighMark Value Fund, HighMark Cognitive Value Fund, HighMark International Opportunities Fund, HighMark NYSE Arca Tech 100 Index Fund, HighMark Large Cap Core Equity Fund, HighMark Small Cap Core Fund, HighMark Large Cap Growth Fund, HighMark Balanced Fund, HighMark Equity Income Fund, HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund, HighMark Wisconsin Tax-Exempt Fund, HighMark Tactical Growth & Income Allocation Fund, HighMark Tactical Capital Growth Allocation Fund, HighMark 100% U.S. Treasury Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark U.S. Government Money Market Fund and HighMark California Tax-Free Money Market Fund)

September 9, 2013 (for the following series of HighMark Funds:  HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund)

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑   Yes                      ☐   No

If Yes, state the date on which the shareholder vote took place:

July 11, 2013 (for the following series of HighMark Funds:  HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund and HighMark U.S. Government Money Market Fund)

July 16, 2013 (for the following series of HighMark Funds:  HighMark Tactical Capital Growth Allocation Fund)

July 17, 2013 (for the following series of HighMark Funds:  HighMark 100% U.S. Treasury Money Market Fund and HighMark California Tax-Free Money Market Fund)

August 28, 2013 (for the following series of HighMark Funds:  HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Enhanced Growth Fund, HighMark Value Fund, HighMark Cognitive Value Fund, HighMark International Opportunities Fund, HighMark Large Cap Core Equity Fund, HighMark Small Cap Core Fund, HighMark Large Cap Growth Fund, HighMark Balanced Fund, HighMark Equity Income Fund, HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund and HighMark Wisconsin Tax-Exempt Fund)

September 5, 2013 (for the following series of HighMark Funds:  HighMark NYSE Arca Tech 100 Index Fund)

If No, explain:

With respect to HighMark Tactical Growth & Income Allocation Fund, the declaration of trust of HighMark Funds permitted the Board of Trustees of HighMark Funds to liquidate and dissolve such series without obtaining shareholder approval.

With respect to HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund, when the Board of Trustees of HighMark Funds voted to dissolve each of the series, each such series had no shareholders or assets, and therefore, no vote of shareholders was necessary.

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑   Yes                      ☐    No

(a)           If Yes, list the date(s) on which the fund made those distributions:

June 27, 2013 (for the following series of HighMark Funds:  HighMark Tactical Growth & Income Allocation Fund)

July 18, 2013 (for the following series of HighMark Funds:  HighMark Tactical Capital Growth Allocation Fund)

July 22, 2013 (for the following series of HighMark Funds:  HighMark 100% U.S. Treasury Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark U.S. Government Money Market Fund and HighMark California Tax-Free Money Market Fund)

September 16, 2013 (for the following series of HighMark Funds:  HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Enhanced Growth Fund, HighMark Value Fund, HighMark Cognitive Value Fund, HighMark International Opportunities Fund, HighMark NYSE Arca Tech 100 Index Fund, HighMark Large Cap Core Equity Fund, HighMark Small Cap Core Fund, HighMark Large Cap Growth Fund, HighMark Balanced Fund, HighMark Equity Income Fund, HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund and HighMark Wisconsin Tax-Exempt Fund)

(b)           Were the distributions made on the basis of net assets?

☑   Yes                      ☐    No

(c)           Were the distributions made pro rata based on share ownership?

☑   Yes                      ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable.

(e)           Liquidations only:

Were any distributions to shareholders made in kind?

☐   Yes                      ☑    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:  Not applicable.

Has the fund issued senior securities?

☐   Yes                      ☐    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund's shareholders?

☑   Yes                      ☐    No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

(b)           Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes                      ☑    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐   Yes                      ☑    No

If Yes,

(a)           Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)           Why has the fund retained the remaining assets?

(c)           Will the remaining assets be invested in securities?

☐   Yes                      ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐   Yes                      ☑    No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)           How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $850,000

(ii)	Accounting expenses: $250,000

(iii)	Other expenses (list and identify separately):

Proxy solicitation expenses: $970,000

Audit expenses: $26,000

Director “tail” insurance premiums: $375,000

Transfer agency fees: $253,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $2,724,000

(b)	How were those expenses allocated?

Expenses were borne by HighMark Capital Management, Inc. and, in certain instances, Reich & Tang Asset Management, LLC and Nationwide Fund Advisors.

The staff of the Securities and Exchange Commission provided comments on this application for an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).  For convenience of reference, the comment has been summarized before the response below.

Comment:  In Items 22(b) and (c), applicant states that Reich & Tang Asset Management, LLC and Nationwide Fund Advisors were responsible for paying part of the expenses incurred in connection with the reorganization. Please amend your response to Item 22(b) to explain the relationship between Reich & Tang Asset Management, LLC, Nationwide Fund Advisors and the acquiring fund or the acquired fund.

Response:  Reich & Tang Asset Management, LLC is the registered investment adviser to the Daily Income Fund and the California Daily Tax Free Income Fund, Inc. (together, for purposes of this item only, the “Funds”).  As listed in Item 26(a), HighMark 100% U.S. Treasury Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark U.S. Government Money Market Fund and HighMark California Tax-Free Money Market Fund (the “HighMark money market funds”) reorganized into various portfolios of the Funds.  In its capacity as investment adviser to the Funds, Reich & Tang Asset Management, LLC assumed certain expenses related to the reorganization of the HighMark money market funds into the Funds.

Nationwide Fund Advisors is the registered investment adviser to various Nationwide mutual funds.  As listed in Item 26(a), all of the series of HighMark Funds – except for the HighMark money market funds (as discussed immediately above), HighMark Tactical Growth & Income Allocation Fund and HighMark Tactical Capital Growth Allocation Fund (which liquidated and dissolved, as discussed in Item 26(a)), and Highmark Global Growth Equity Fund and HighMark International Growth Equity Fund (which, as discussed in Item 15(b), had no shareholders or assets and thereby dissolved upon approval by the Board of Trustees of HighMark Funds on September 9, 2013) – reorganized into various Nationwide mutual funds.  In its capacity as investment adviser to the Nationwide mutual funds listed in Item 26(a), Nationwide Fund Advisors assumed certain expenses related to the reorganization of certain series of HighMark Funds into certain series of the Nationwide mutual funds.

(c)           Who paid those expenses?

HighMark Capital Management, Inc., Reich & Tang Asset Management, LLC and Nationwide Fund Advisors.

(d)           How did the fund pay for unamortized expenses (if any)?

The Funds were reimbursed for any unamortized expenses through the waiver process.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes                      ☑    No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

☐   Yes                      ☑    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐   Yes                      ☑    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Acquired Fund	Acquiring Fund
HighMark 100% U.S. Treasury Money Market Fund	U.S. Treasury Portfolio, Daily Income Fund
HighMark Diversified Money Market Fund	Money Market Portfolio, Daily Income Fund
HighMark Treasury Plus Money Market Fund	U.S. Treasury Portfolio, Daily Income Fund
HighMark U.S. Government Money Market Fund	U.S. Government Portfolio, Daily Income Fund
HighMark California Tax-Free Money Market Fund	California Daily Tax Free Income Fund, Inc.
HighMark Geneva Mid Cap Growth Fund	Nationwide Geneva Mid Cap Growth Fund
HighMark Geneva Small Cap Growth Fund	Nationwide Geneva Small Cap Growth Fund
HighMark Value Fund	Nationwide HighMark Value Fund
HighMark International Opportunities Fund	Nationwide Bailard International Equities Fund
HighMark Short Term Bond Fund	Nationwide HighMark Short Term Bond Fund
HighMark Cognitive Value Fund	Nationwide Bailard Cognitive Value Fund
HighMark Enhanced Growth Fund	Nationwide Bailard Technology & Science Fund
HighMark NYSE Arca Tech 100 Index Fund	Nationwide Ziegler NYSE Arca Tech 100 Index Fund
HighMark Large Cap Core Equity Fund	Nationwide HighMark Large Cap Core Equity Fund
HighMark Small Cap Core Fund	Nationwide HighMark Small Cap Core Fund
HighMark Large Cap Growth Fund	Nationwide HighMark Large Cap Growth Fund
HighMark Balanced Fund	Nationwide HighMark Balanced Fund
HighMark Equity Income Fund	Nationwide Ziegler Equity Income Fund
HighMark California Intermediate Tax-Free Bond Fund	Nationwide HighMark California Intermediate Tax Free Bond Fund
HighMark National Intermediate Tax-Free Bond Fund	Nationwide HighMark National Intermediate Tax Free Bond Fund
HighMark Wisconsin Tax-Exempt Fund	Nationwide Ziegler Wisconsin Tax Exempt Fund
HighMark Bond Fund	Nationwide HighMark Bond Fund

The staff of the Securities and Exchange Commission provided comments on this application for an order pursuant to Section 8(f) of the 1940 Act.  For convenience of reference, the comment has been summarized before the response below.

Comment:  In Item 16(a), applicant states that HighMark Tactical Growth & Income Allocation Fund, HighMark Tactical Capital Growth Allocation Fund, and HighMark Treasury Plus Money Market Fund, distributed assets to shareholders, however, these series of applicant are not listed in Item 26. Please amend your response to Item 26(a) to include the above listed series and the series they were merged into.

Response:  With respect to HighMark Tactical Growth & Income Allocation Fund, as noted in Item 15(b), the declaration of trust of HighMark Funds permitted the Board of Trustees of HighMark Funds to liquidate and dissolve such series without obtaining shareholder approval.  Accordingly, the Board of Trustees of HighMark Funds approved the liquidation and dissolution of HighMark Tactical Growth & Income Allocation Fund on March 29, 2013.  The series distributed any remaining assets to its shareholders, and thereby liquidated and dissolved, on June 27, 2013.

With respect to HighMark Tactical Capital Growth Allocation Fund, the Board of Trustees of HighMark Funds, upon receipt of the vote of a majority of the outstanding shares of such series, approved the liquidation and dissolution of such series on March 29, 2013.  As noted in Item 15(b), a majority of the outstanding shares of HighMark Tactical Capital Growth Allocation Fund approved the liquidation and dissolution of such series on July 16, 2013.  The series distributed any remaining assets to its shareholders, and thereby liquidated and dissolved, on July 18, 2013.

With respect to HighMark Treasury Plus Money Market Fund, as noted in the table above, such series reorganized into the U.S. Treasury Portfolio of the Daily Income Fund, effective July 22, 2013.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

California Daily Tax Free Income Fund, Inc.: 811-04922

Daily Income Fund: 811-08312

Nationwide Mutual Funds: 811-08495

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

California Daily Tax Free Income Fund, Inc.: Filed on April 15, 2013 as Appendix A to the Combined Prospectus/Proxy Statement on Form N-14 (File No. 333-187926)

Daily Income Fund: Filed on April 15, 2013 as Appendix A to the Combined Prospectus/Proxy Statement on Form N-14 (File No. 333-187932)

Nationwide Mutual Funds: Filed on June 28, 2013 as Appendix A to the Combined Proxy Statement/Prospectus on Form N-14 (File No. 333-188673)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of HighMark Funds, (ii) he is the President of HighMark Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ DENNIS MOORADIAN
Dennis Mooradian